Exhibit (j)(3)

August 29, 2012

Salient MF Trust

4265 San Felipe, Suite 800

Houston, Texas 77027

Re:	Salient Alternative Beta Fund’s Investment in Subsidiary

Ladies and Gentleman:

Salient MF Trust is an open-end management investment company organized as a Delaware statutory trust (“Trust”). Salient Alternative Beta Fund (“Fund”) is a newly formed segregated portfolio of assets (“series”) of the Trust. Salient Alternative Beta Offshore Fund Ltd. is a wholly-owned subsidiary of the Fund formed under the laws of the Cayman Islands (“Subsidiary”). On behalf of the Fund, the Trust has requested our opinion as to the treatment, for purposes of the gross income requirement under section 851(b)(2),1 of the Fund’s income derived from the Subsidiary.

In rendering this opinion, we have examined the prospectus and statement of additional information included in the Fund’s Registration Statement, including all amendments as of the date hereof, on Form N-1A (File No. 333-180225 and 811-22678) (“Registration Statement”), and other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. We have relied for facts material to this opinion, exclusively and without independent verification (with your permission), on the facts recited below and on the representations and warranties made in a letter to us from the Trust dated the date hereof (each, a “Representation”). We have no reason to believe that any Representation is inaccurate, untrue, or incomplete, but as noted above we have not attempted to independently verify any of them. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the proposed transactions.

Based solely on the facts set forth in the Documents and the assumptions described above, and conditioned on all the Representations’ being true and complete

[1]	“Section” references are to the Internal Revenue Code of 1986, as amended (“Code”), and “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

on the date hereof and the Fund’s and Subsidiary’s being operated at all times in accordance therewith, our opinion is that:

1.	The Fund’s inclusion of income under section 951(a)(1)(A)(i) with respect to the Subsidiary (“subpart F inclusion”) for a taxable year, to the extent the Fund receives a distribution (qualifying as such under sections 301(a), 851(b), and 959(a)(1)) during that taxable year out of the Subsidiary’s earnings and profits of that taxable year that is attributable to the amounts so included, will be treated as a dividend and, therefore, as income that is described in section 851(b)(2) (“Qualifying Income”);

2.	The Fund’s subpart F inclusions with respect to the Subsidiary, to the extent not matched by distributions described in paragraph 1, should be treated as Qualifying Income; and

3.	The foregoing conclusions assume that, for U.S. federal income tax purposes, (a) the transactions involving the Subsidiary will have “economic substance” and (b) the separate existence of the Subsidiary will be respected. Although these issues are not free from doubt because the applicable legal principles are general in nature and highly fact-oriented, we do not believe the operations of the Fund and the Subsidiary should implicate the doctrines in a way that would affect those conclusions.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Service in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification.

Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Internal Revenue Service (“Service”) or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect. In particular, in July 2011 the Service suspended further issuance of private letter rulings on the issue of whether a subpart F inclusion with respect to a subsidiary that is a “controlled foreign corporation” within the meaning of Subpart F2 and that invests in commodities qualifies under the section 851(b)(2) gross income requirement. Although representatives of the Service have stated publicly that the Service intends to issue published guidance (i.e., guidance on which all taxpayers

[2]	“Subpart F” refers to Part III of Subchapter N of Chapter 1 of Subtitle A of the Code.

may rely, such as a revenue procedure or notice, as contrasted with a private letter ruling) on this issue, it has not indicated when it will issue that guidance. It is possible that such guidance could be contrary to one or both of the opinions expressed herein. Although those Service representatives have publicly commented that any such guidance would be prospective and would contain transition rules, no assurance can be given in that regard.

Our opinion addresses only the specific federal income tax consequences set forth above and does not address any other federal, or any state, local, or foreign, tax consequences or any other action (including any taken in connection therewith). Finally, our opinion is solely for the addressee’s information and use and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,

/s/ K&L Gates LLP